# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Kolibri Global Energy Inc., CIK 0001477081
CUSIP: 50043K406
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 925 BROADBECK DR, SUITE 220, THOUSAND OAKS, California (CA), 91320
Date of event which requires filing of this statement: 12/31/2023
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001515070

## Reporting persons
- Westbourne River Event Master Fund: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 4,401,501; sole dispositive power 0; shared dispositive power 4,401,501; aggregate amount beneficially owned 4,401,501 (12.4% of the class)
- Tetragon Financial Group Limited: type of reporting person: other (OO); citizenship or place of organization: Guernsey (Y7); sole voting power 0; shared voting power 7,070,568; sole dispositive power 0; shared dispositive power 7,070,568; aggregate amount beneficially owned 7,070,568 (19.8% of the class)
- TFG Asset Management L.P.: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 7,070,568; sole dispositive power 0; shared dispositive power 7,070,568; aggregate amount beneficially owned 7,070,568 (19.8% of the class)
- TFG Asset Management GP Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 7,070,568; sole dispositive power 0; shared dispositive power 7,070,568; aggregate amount beneficially owned 7,070,568 (19.8% of the class)
- TFG Asset Management US LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,401,501; sole dispositive power 0; shared dispositive power 4,401,501; aggregate amount beneficially owned 4,401,501 (12.4% of the class)
- TFG Asset Management UK LLP: type of reporting person: partnership (PN); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 7,070,568; sole dispositive power 0; shared dispositive power 7,070,568; aggregate amount beneficially owned 7,070,568 (19.8% of the class)
- Tetragon Financial Management L.P.: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 7,070,568; sole dispositive power 0; shared dispositive power 7,070,568; aggregate amount beneficially owned 7,070,568 (19.8% of the class)
- Patrick G.G. Dear: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 7,070,568; sole dispositive power 0; shared dispositive power 7,070,568; aggregate amount beneficially owned 7,070,568 (19.8% of the class)
- Reade E. Griffith: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 7,070,568; sole dispositive power 0; shared dispositive power 7,070,568; aggregate amount beneficially owned 7,070,568 (19.8% of the class)

## Item 1. Issuer
Name of issuer: Kolibri Global Energy Inc.
Address of issuer's principal executive offices: 925 Broadbeck Drive, Suite 220, Thousand Oaks, CA 91320

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

i. Westbourne River Event Master Fund ("WREMF"), a Cayman Islands exempted company, with respect to the common shares, no par value (the "Shares"), of Kolibri Global Energy Inc. (the "Company") directly held by it;

ii. Tetragon Financial Group Limited ("Tetragon"), a Guernsey company, as the parent company of the General Partner (as defined below), with respect to the Shares directly held by WREMF and Blackwell Partners LLC (the "Managed Account"), a Cayman Islands limited liability company;

iii. TFG Asset Management L.P. ("TFG Asset Management"), a Cayman Islands limited partnership, as the parent company of the US Investment Manager and the UK Investment Manager (each as defined below), with respect to the Shares directly held by WREMF and the Managed Account;

iv. TFG Asset Management GP Ltd. ("General Partner"), a Cayman Islands limited company, as the general partner of TFG Asset Management, with respect to the Shares directly held by WREMF and the Managed Account;

v. TFG Asset Management US LP ("US Investment Manager"), a Delaware limited partnership, as the investment manager of WREMF, with respect to the Shares directly held by WREMF;

vi. TFG Asset Management UK LLP ("UK Investment Manager"), a United Kingdom limited liability partnership, as the investment manager of WREMF and the Managed Account, with respect to the Shares directly held by WREMF and the Managed Account;

vii.Tetragon Financial Management L.P. ("Tetragon Manager"), a Delaware limited partnership, as the investment manager of Tetragon, with respect to the Shares directly held by WREMF and the Managed Account;

viii. Patrick G. G. Dear ("Mr. Dear"), as principal to US Investment Manager, UK Investment Manager and Tetragon Manager, with respect to the Shares directly held by WREMF and the Managed Account; and

ix. Reade E. Griffith ("Mr. Griffith"), as principal to US Investment Manager, UK Investment Manager and Tetragon Manager, with respect to the Shares directly held by WREMF and the Managed Account.
Address of principal business office or, if none, residence: The address of the principal office of each of WREMF, Tetragon, TFG Asset Management, General Partner, UK Investment Manager, Messrs. Dear and Griffith is c/o TFG Asset Management UK LLP, 4 Sloane Terrace, London SW1X 9DQ, United Kingdom. The address of the principal office of each of Tetragon Manager and US Investment Manager is 399 Park Avenue, 22nd Floor, New York, New York 10022.
Citizenship: WREMF is a Cayman Islands exempted company. Tetragon is a Guernsey company. TFG Asset Management is a Cayman Islands limited partnership. The General Partner is a Cayman Islands limited company. Each of US Investment Manager and Tetragon Manager is a Delaware limited partnership. UK Investment Manager is a United Kingdom limited partnership. Messrs. Dear and Griffith are citizens of the United Kingdom.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 35,625,587 Shares outstanding as of November 13, 2023, as reported in Exhibit 99.2 attached to the Company's Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on November 14, 2023.
Percent of class: 19.8%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a). The Managed Account has the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of more than 5% of the Shares.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1: Joint Filing Agreement

## Signatures
- Westbourne River Event Master Fund: /s/ Reade E. Griffith, Reade E. Griffith, Authorized Signatory (09/10/2025)
- Tetragon Financial Group Limited: /s/ Reade E. Griffith, Reade E. Griffith, Authorized Signatory (09/10/2025)
- TFG Asset Management L.P.: /s/ Reade E. Griffith, Reade E. Griffith, Authorized Signatory (09/10/2025)
- TFG Asset Management GP Ltd.: /s/ Reade E. Griffith, Reade E. Griffith, Authorized Signatory (09/10/2025)
- TFG Asset Management US LP: /s/ Reade E. Griffith, Reade E. Griffith, Authorized Signatory (09/10/2025)
- TFG Asset Management UK LLP: /s/ Reade E. Griffith, Reade E. Griffith, Authorized Signatory (09/10/2025)
- Tetragon Financial Management L.P.: /s/ Reade E. Griffith, Reade E. Griffith, Authorized Signatory (09/10/2025)
- Patrick G.G. Dear: /s/ Patrick G.G. Dear, Patrick G.G. Dear, Individually (09/10/2025)
- Reade E. Griffith: /s/ Reade E. Griffith, Reade E. Griffith, Individually (09/10/2025)